

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

Via Email
Hari Ravichandran
Chief Executive Officer
Endurance International Group Holdings, Inc.
10 Corporate Drive, Suite 300
Burlington, MA 01803

> **Re:** **Endurance International Group Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 26, 2013**
> **CIK No. 1237746**

Dear Mr. Ravichandran:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. In April 2013, a Wall Street Journal news article reported that according to "people familiar with the matter" you had selected Goldman, Sachs & Co., Credit Suisse, and Morgan Stanley to lead your planned public offering, which would come in the second half of this year. The article also included a likely valuation for the company. Provide your analysis as to how this report comports with Section 5 of the Securities Act and outline the steps you have taken and will continue to take to keep matters relating to any submission about your offering confidential.

3.   We note your discussion in the risk factor on page 43 that you will be a "controlled company" within the meaning of the NASDAQ Listing Rules, though you do not expect to rely on the "controlled company" exemption. Please disclose on your cover page and in the Prospectus Summary that you are and, following the offering, will remain a "controlled company."

4.   We will contact you separately regarding your proposed graphics.

5.   Please supplementally provide us with documentation supporting any factual assertions in your prospectus, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. For example, we note the following statements:
   • "There are expected to be more than 76 million SMBs worldwide by the end of 2013."
   • "The number of SMBs worldwide is projected to increase by 1.1 million every year."
   • "SMBs collectively represent 99% of all private sector companies in the world and employ more than 90% of private sector, non-farm workers."
   • "Those SMBs that utilize cloud services, including web, email and application hosting and data backup, generate 1.5 times more in annual revenues compared to those that do not deploy cloud-based solutions."
   • "SMBs are expected to spend approximately $96 billion annually on cloud-based services by 2015, representing a CAGR of 28% since 2012."
   • "[A]pproximately 76% of all SMBs do not have a website today."

   Please note that the above list is not meant to be complete. Additionally, for each factual statement in your prospectus, please identify the source of such information. To the extent any such assertions are management's belief, please clarify. Also, please advise whether any third-party reports or sources were commissioned by you, and if so, please disclose this fact in the prospectus. Finally, on page 48 under "Industry and Other Data," please consider identifying the third-party sources, including the date of such sources, referenced in that section.

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7.   We are in receipt of your confidential treatment request submitted on June 27, 2013, and will provide comments separately.

Prospectus Summary, page 1

8.   On page 2 you refer to the non-GAAP measures adjusted EBITDA and unlevered free cash flows. Please revise to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. In this regard, you should disclose net income (loss) and compounded annual growth rate for the past three years. See Item 10(e)(1)(i)(A) of Regulation S-K.

Summary Consolidated Financial Data, page 12

9.   You disclose on page 10 that you will use a portion of net proceeds from this offering to repay indebtedness. Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding borrowings. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

10.   You indicate on page F-16 that historical earnings per share have not been presented since there were a limited number of shares outstanding and presentation of earnings per share would not be meaningful. Please explain the authoritative accounting basis for exclusion of historical earnings per share information in your audited financial statements. We note you have not removed the earnings per share information from the selected consolidated financial data, as you have left this information blank.

Risk Factors, page 15

11.   We note your discussion beginning on page 8 and on page 142 regarding conflicts of interest that result from Goldman, Sachs & Co. acting as an underwriter in the offering. Consider including additional risk factor disclosure that discusses the risks associated with such conflicts of interest.

"To service our indebtedness, we will require a significant amount of cash . . . ," page 40

12.   In this risk factor, please quantify your current debt servicing obligations.

Industry and Other Data, page 48

13.   You state that certain information contained in the prospectus comes from third parties and that investors should not "give undue weight" to any estimates contained therein. Please revise the third sentence to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

Use of Proceeds, page 49

14. Please revise to set forth the interest rate and maturity of any indebtedness that will be discharged with any proceeds from the offering, and if the debt was incurred within a year, a description of the use of proceeds of such indebtedness. We refer you to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 57

15. Adjusted net income, adjusted EBITDA, and unlevered free cash flow are adjusted for "non-recurring expenses related to restructurings or acquisitions." We further note your reference to "non-recurring expenses" in your reconciliation on page 59. To the extent it is reasonably likely you may incur similar charges in the next two years or there was a similar charge or gain within the prior two years, you should revise your disclosure to remove your reference to such charges as non-recurring pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K.

Overview, page 60

16. Please expand this section to provide a more balanced discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note, for example, the significant number of business combinations and acquisitions suggests that this is a significant factor in your growth strategy. We note also as an example that you have experienced rapid growth in recent periods. Discuss whether you expect such trends to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent to which past performance is indicative of future performance. Further, please discuss any economic or industry-wide factors relevant to your company and any material opportunities, challenges and risks you may face in the short and long term and the actions you are taking to address them.

Critical Accounting Policies and Estimates

Goodwill, page 67

17. Revise to disclose whether you have determined that the estimated fair value of your reporting unit substantially exceeds its carrying value and if so please revise to disclose this determination. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell and disclose the following:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;
- discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting unit; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Stock-Based Compensation Arrangements, page 69

18.   Clarify how your class B-2 units are a class of equity instead of a profit sharing or bonus arrangement, which may call for liability classification. In this regard, tell us and revise to disclose the terms of the B-2 units such as participation rights, transferability, vested interest retention when employment terminates, settlement and repurchase terms or other factors which call for the units to be classified as equity. Tell us why the class B-2 units should be treated as equity when they did not participate in the board of director's special November 9, 2012 dividend authorization for class B-1 units.

19.   Revise to disclose the exercise price and the fair value of the underlying stock for each of the grants disclosed in the table on page 71. Additionally, revise to disclose whether the valuation used to determine the fair value of equity instruments was contemporaneous or retrospective and if your valuations were performed by an unrelated valuation specialist.

20.   When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

21.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested units based on the difference between the estimated IPO price and the exercise price of the units outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

22.   Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last unit grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g., illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

23.   Please tell us the names and prices of publicly traded securities of comparable companies used in each of your valuation analyses for units since January 1, 2012. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your option grants. In addition, confirm if the same set of comparables was used for establishing market multiples, volatility, and your discount rates.

Results of Operations, page 74

24.   We note that your gross profit margin varied significantly during the periods presented. Revise to provide a discussion regarding these variances. Additionally, if there is a reasonable likelihood that historical gross profit margin is not indicative of future financial operating performance, please disclose the expected trend of future gross profit by segment. We refer you to Item 303 of Regulation S-K and our Release 33-8350.

Liquidity and Capital Resources

Operating Activities, page 85

25.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Revise to disclose the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. Ensure your disclosures specifically address the increase in deferred revenue. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Business, page 90

26.   Tell us your consideration to provide a discussion of your backlog pursuant to the guidance in Item 101(c)(1)(viii) of Regulation S-K.

27.   Please tell us your consideration for including a discussion on material amounts spent research and development activities in each of the last three fiscal years. We refer you to Item 101(c)(1)(xi) of Regulation S-K.

28.   We note your disclosure on page 94 that "[f]or the three months ended March 31, 2013, approximately 30% of our total billings were invoiced to subscribers located in foreign countries." Please update your disclosure to provide the information required by Item 101(d) of Regulation S-K.

29.   We note your discussion in the risk factor on page 27 regarding your reliance on an India-based service provider. Please expand your disclosure in the Business section, and throughout the prospectus as appropriate, to further describe and discuss this relationship. Provide us with your analysis as to why any agreement that you might have with this

service provider is not required to be filed for purposes of Item 601(b)(10) of Regulation S-K.

Related Party Transactions, page 116

30.   Please update your disclosure to include a description of the arrangement whereby Mr. Steven K Sydness, a director from October 2008 through June 2013, served as an executive advisor.

Corporate Reorganization, page 122

31.   Here or elsewhere as appropriate, please consider providing an organizational chart outlining the corporate structure pre-reorganization and IPO and post-reorganization and IPO, showing the changes and outlining the percentages of ownership of the various parties.

Principal and Selling Stockholders, page 123

32.   Numerous footnotes contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. Alternatively, delete the disclaimers.

33.   In footnote 2, please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Instruction 2 to Item 403 of Regulation S-K.

34.   Please confirm that none of the selling shareholders is a broker-dealer. To the extent any of the selling shareholders are affiliates of broker-dealers, please identify them as such in the selling shareholder table and disclose whether each such affiliate acquired its shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person, to distribute the shares.

Where You Can Find More Information, page 143

35.   We note your disclosure that "[s]tatements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise and

please ensure that any agreements discussed in the disclosure are described in a materially complete manner. Additionally, please remove similar qualifications from your discussions under "Description of Indebtedness" on page 124 and "Related Person Transactions–Registration Rights Agreement" on page 119.

Consolidated Financial Statements of Endurance International Group Holdings, Inc.

Note 1. Nature of Business

Sponsor Acquisition–December 22, 2011, Page F-9

36.   Clarify your statement that "prior to the reorganization, the company reported its financial results at the EIG Investors company level as presented in the Predecessor periods." Revise to explicitly disclose who you have determined is the predecessor. You also determined that the company is essentially "the same" as EIG Investors and retroactive presentation of the reorganization includes equity activity of EIG Investors. Please tell us the authoritative accounting basis for reporting the equity activity of EIG Investors in the predecessor periods.

37.   Explain the relationship of Accel-KKR to the formation of WP Expedition Topco L.P. or affiliated entities.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

38.   We note that you recognize revenue for the sale of domain names either once sold to a subscriber if the domain was purchased from a third-party provider or ratably over the subscriber's service period where the company is the domain registrar. Revise to disclose why there is a difference in revenue recognition based on the domain registrar.

39.   You disclose that you recognize revenue from non-term based applications and services, such as online security products, professional technical services, website design and search engine optimization services, referral fees and commissions. Please describe the nature of your online security products (i.e., do they consist of software, hardware, or services?) and also describe how you earn referral fees and commissions. In your response, please provide us for the revenue recognized for each of these services for each period presented to the extent the revenue earned from these applications and services were material.

40.   You disclose on page 61 that your subscriber acquisition channels include resellers, strategic partners, and a network of referral sources. Revise to disclose your revenue recognition policy as it relates to your resellers.

Note 3. Acquisitions, page F-17

41.   You disclose that you accounted for the Sponsor Acquisition as a business combination. Please revise to clearly disclose that you applied push-down accounting for this transaction. Additionally, revise to disclose the voting interest acquired by Warburg Pincus and Goldman Sachs and explain how you accounted for the remaining noncontrolling interest.

42.   You disclose on page F-9 that EIG Investors issued 150,000 shares of its series E preferred stock to an entity owned by Accel-KKR, the prior private equity sponsor, in return for $150.0 million of financing. Please explain why this was included in the purchase price consideration by Holdings LLC when it appears to have been issued by EIG Investors. In addition, please explain why the EIG Investors equity is presented in the consolidated shareholders' equity along with the 1,000 shares of the subsidiary's common stock. In your response, please identify the accounting guidance you considered in recording this amount.

43.   Describe further the nature of the $55.1 million deemed capital contribution for roll-over stock holders included in purchase consideration and identify the stock holders making the contribution. In your response, please identify the accounting guidance you considered in recording this amount.

44.   Revise to disclose the revenue and earnings for your acquisitions completed in fiscal 2011 and 2012, since their acquisition dates, included in the consolidated income statement for the reporting period pursuant to ASC 805-10-50-2-h-1.

Note 8. Notes Payable, page F-28

45.   Revise to clarify which loan(s) the April 2012 Term Loan, the July Financing Amendment, and the November Financing Amendment modified. In your response, provide us with the balances of the loan(s) that were/(was) modified at the time of the modification for each of the April 2012 Term Loan and the July Financing Amendment. Additionally, provide us with your calculations to determine that modification accounting was required for the April 2012 Term Loan and the July Financing Amendment pursuant to ASC 470-50-40-10.

Note 9. Stockholders' Equity

Voting Rights, page F-33

46.   Revise to disclose the identity of the "prior parent." In addition, revise your disclosure to clarify what is meant in terms of the periods and nature of the prior parent's sole authority.

Note 13 Commitments and Contingencies

Contingencies, page F-39

47.   If there is a reasonable possibility that a loss exceeding amounts already recognized may
        have been incurred and the amount of that additional loss would be material you must
        either disclose the estimated additional loss, or state that such an estimate cannot be
        made. Please tell us whether you believe that it is reasonably possible that additional
        losses would be material and, if so, how your disclosures comply with paragraphs 3
        through 5 of ASC 450-20-50 and SAB Topic 5Y.

Hostgator.com LLC and Affiliates

Note 9. Employee Benefit Plan and Transaction Bonus, page F-56

48.   Please tell us who the employees are that earned the transaction bonus of $19,900,000
        included in accrued expenses as of July 12, 2012 and what ownership interests they have,
        if any, in the consolidated entities. Describe the terms and conditions associated with the
        bonus.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
David A. Westenberg
Jason L. Kropp
Wilmer Cutler Pickering Hale and Dorr LLP